

BB 3/1

SECURITIES AND EXCHANGE COMMISSION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 20 2007
WASH, D.C. 186

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Equity Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 U.S. Highway One, Suite 100
(No. and Street)

North Palm Beach	FL	33408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Wyckoff (561)691-4008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual, state last, first, middle name*)

2401 NW Boca Raton Blvd.	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/07

OATH OR AFFIRMATION

I, Susan Wyckoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Equity Advisors, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Eleanore K. Leslie
Commission # DD214280
Expires: MAY 21, 2007
BONDED THRU ATLANTIC BONDING CO., INC.

Susan B Wyckoff 2/15/07
Signature

President
Title

Eleanore K. Leslie
Notary Public 2/15/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2007
WASH. D.C.
186
SECTION

NATIONAL EQUITY ADVISORS, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006


D
B
DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS


DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of:
National Equity Advisors, Inc.

We have audited the accompanying balance sheet of National Equity Advisors, Inc. (a Florida corporation) as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Equity Advisors, Inc. at December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Daszkal Bolton LLP
Boca Raton, Florida
February 15, 2007

NATIONAL EQUITY ADVISORS, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2006

ASSETS

Cash	$	45,474
Accounts receivable		23,866
Total assets	$	69,340

STOCKHOLDER'S EQUITY

Common stock, no par value; 100 shares authorized, 1 share issued and outstanding	$	10,000
Additional paid-in-capital		5,000
Retained earnings		54,340
Total stockholder's equity	$	69,340

See accompanying notes to financial statements

NATIONAL EQUITY ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Commission income	$	116,225
Operating expenses:		
Payroll and payroll taxes		21,608
Professional services		17,659
Filing fees and licenses		3,173
Insurance		598
Miscellaneous		593
Total operating expenses		43,631
Income from Operations		72,594
Other income		956
Net Income	$	73,550

See accompanying notes to financial statements

NATIONAL EQUITY ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock				
	Share	Amount	Additional Paid-in-Capital	Retained Earnings	Total
Balance, December 31, 2005	1	$ 10,000	$ 5,000	$ 45,290	$ 60,290
Net income		-	-	73,550	73,550
Shareholder distributions		-	-	(64,500)	(64,500)
Balance, December 31, 2006	1	$ 10,000	$ 5,000	$ 54,340	$ 69,340

See accompanying notes to financial statements

NATIONAL EQUITY ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income	$	73,550
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in:		
Accounts receivable - net		5,961
Net cash provided by operating activities		79,511
Cash flows from investing activities		-
Cash flows from financing activities:		
Distributions to shareholder		(64,500)
Net cash used in financing activities		(64,500)
Net increase in cash		15,011
Cash, beginning of year		30,463
Cash, end of year	$	45,474

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

National Equity Advisors, Inc. ("the Company") was incorporated in the State of Florida on August 18, 1999 for the purpose of conducting business as a broker/dealer in securities. Pursuant to the filing of an amendment of its Form BD, and effective October 1, 1999, the Company was the successor to the broker/dealer registration formerly held by National Advisory Service, Inc. There was no change in the principal. This change is known as a "successor filing by amendment."

The Company operates under the provision of paragraph (K)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that Rule.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

On August 18, 1999, the Company elected to operate as a small business corporation; therefore, no provision for income taxes is required.

Revenue Recognition

Revenues for the Company consist of commission income earned from providers of investment products that the Company sells to individual clients. Commission income is recognized when earned.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including cash and accounts receivable, approximates fair value due to the relatively short-term nature of these instruments.

Accounts Receivable

The Company's accounts receivable consist of commissions due from providers of investment products that the Company sells to individual clients. Since all receivables were collected in early January 2007, no allowance for doubtful accounts was recorded at December 31, 2006.

NOTE 2 - RELATED PARTY TRANSACTIONS

National Equity Advisors, Inc. has entered into an expense sharing agreement with National Advisory Service, Inc. under which certain expenses of National Equity Advisors, Inc. will be paid or assumed by National Advisory Service, Inc. The Company is currently utilizing office space which is rented by National Advisory Service, Inc.

NOTE 3 - CONCENTRATIONS

For the year ended December 31, 2006, approximately 92% of commission income was earned from the sale of variable annuity products provided by one company.



SUPPLEMENTAL SCHEDULE

NATIONAL EQUITY ADVISORS, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Computation of net capital		
Total stockholder's equity	$	69,340
Deductions and/or charges		-
Allowable subordinated debt		-
Net capital		69,340
Computation of required minimum net capital		
Calculation of required capital (the greater of):		
Regulatory minimum or		5,000
Calculated minimum (aggregate indebtedness @ 6.67%)		-
Required capital		5,000
Net in excess of requirement	$	64,340
Ratio of aggregate indebtedness to net capital		.00 TO 1
Percentage of aggregate indebtedness to net capital		-
Net capital as reported at December 31, 2006 in Form X-17A-5, Part IIA (unaudited) FOCUS report	$	69,340
Net capital, per above	$	69,340


DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholder of:
National Equity Advisors, Inc.

In planning and performing our audit of the financial statements of National Equity Advisors, Inc., (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
2401 PGA Boulevard, Suite 196 ◆ Palm Beach Gardens, Florida 33410-3500 ◆ t: 561.622.8920 ◆ f: 561.624.1151
2700 West Cypress Creek Road, Suite D126 ◆ Fort Lauderdale, Florida 33309-1751 ◆ t: 954.974.3544 ◆ f: 954.974.3680

PCAOB Registered www.daszkalbolton.com

AGN Affiliated Offices Worldwide

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involved the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specific parties.

Daszkal Bolton LLP

Daszkal Bolton LLP
Boca Raton, Florida
February 15, 2007

END